

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 5, 2018

Robert F. Shuford, Sr.
Chairman, President and Chief Executive Officer
Old Point Financial Corporation
1 West Mellen Street
Hampton, VA 23663

> **Re:**   **Old Point Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed December 29, 2017**
> **File No. 333-222356**

Dear Mr. Shuford:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services